<center>[Letterhead of OLSHAN]</center>

<center>January 20, 2006</center>

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re: Letters dated January 12, 2006 and January 19, 2006 regarding Amendment No. 2 to the Form S-1 filed on January 3, 2006 -
File No. 333-128272

Ladies and Gentlemen:

      We are securities counsel to AmCOMP Incorporated (the "Company"), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letters from the Division of Corporation Finance, dated January 12, 2006 and January 19, 2006, in response to (1) the filing on January 3, 2006 of the Company's Amendment No. 2 to the Registration Statement on Form S-1 (the "Form S-1") and (2) the Company's Supplemental Response to the filing submitted to the Commission on January 18, 2006. The Company's responses are numbered to correspond to your comments.

<center>**Letter dated January 12, 2006**</center>

General

1.   We also note your response to comment 12 indicating that you do not believe that it is necessary to provide the A.M. Best reports. Please provide the supplemental information we previously requested marking it to indicate the support for any and all statistical, factual, quantitative or qualitative statements made in the registration statement attributable to A.M. Best.

        The Staff is advised that supplemental information in respect of statistical, factual, quantitative or qualitative statements made in the registration statement attributable to A.M. Best has been provided under separate cover.

Overview, page 1

2. We note your response to comment 10. The discussion in the summary still does not contain a description of what companies are included in your target market. It also does not identify what your underwriting and pricing objectives are. Please provide a brief description in the "Overview" section of the summary.

    > The Company has revised its disclosure in the "Overview" section to include the requested information. Please see page 1. The Staff is advised that certain disclosure requested in this Comment appears elsewhere in the "Summary" section, specifically the "Competitive Strengths" and "Strategy" subsections. Please see pages 2 and 6.

Operating History, page 1

3. The first sentence under this subheading indicates that the table appearing on page 2 contains "consolidated ratios." We assume that you meant to use the term "combined ratios," but, in any case, the table does not contain this information. You should provide the combined ratios for each of the five years presented in the table in addition to the two other ratios you presented. You may use the accident-year-basis loss ratio in conjunction with the calendar-year-basis expense ratio to calculate a combined ratio. Please make sure that you have explained what the combined ratio represents.

    > The Staff is advised that the Company has deleted the disclosure that is the subject of this Comment.

4. We also note that you indicate that a loss ratio plus net expense ratio that is less than 100% would indicate an insurer is earning profits from underwriting" and that companies with lower loss ratios than their peers generally experience greater profitability." While you have not included any comparable loss information for your peers nor included the combined ratio in the table, you appear to be inviting readers to add the numbers in the two lines together. If they do so, they will get the following numbers: 95.9%, 99.3%, 97.8%, 110.1% and 113.0%, suggesting that you have earned profits from underwriting in each of the three most recent years. However, you also state "there is no one level of loss ratio that indicates profitability for all insurers" and you also indicate in the last sentence of footnote I to the table, that the accident year net loss ratios represent cumulative development through September 30, 2005. In order to balance the discussion of your operating ratios you should also address the long-tail nature of your business and discuss how these loss ratios are likely to change over time. We also note that premium earned is not the only source of revenue for an insurance company as many insurance companies may earn substantial investment income. Please disclose how an investor should use the information you have provided about your operating ratios.

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The Staff is advised that the Company has deleted from the "Summary" section the disclosure that is the subject of this Comment.

5. We note that the loss ratio "Accident Year Net Loss and LAE Ratio" presented in the table at the top of page 2 differs from the ratios included on page 9 and 35. It appears that this ratio is an attempt to include the loss ratios after the impact of the significant redundancies disclosed elsewhere in the document. Please clarify for us and in the document exactly how this ratio compares to the others presented and why it is appropriate. Consider the applicability of any non-GAAP guidance as it relates to presenting this apparent alternative ratio to your GAAP loss ratio.

    The Staff is advised that the Company has deleted from the "Summary" section the disclosure that is the subject of this Comment.

6. Please refer to the last four sentences of the risk factor called "We operate in a highly competitive industry and may lack the financial resources to compete effectively" on page 14. It appears that the information in those sentences is relevant to the interpretation of the information included in this section and should be briefly mentioned here.

    The Company has made the requested revisions. Please see page 1. The Staff is advised that the disclosure requested in this Comment also is included in greater detail elsewhere in the "Summary" section, specifically the "Our Challenges" subsection. Please see page 5.

7. Please disclose how a reader should use and what conclusions they can appropriately draw from the information contained in the first and last sentences of the second full paragraph on page 2. It is unclear what the significance of this information is, or why it is appropriate to compare your company to the entire industry. As we indicated in comment 3 in our last letter, if you wish to include this information, you need to also provide information necessary to put it in context, including the similarities and dissimilarities between your company and the other companies used in the comparison, and any additional information necessary to understand the reasons for significant differences you have experienced as compared to your industry as a whole.

    The Staff is advised that the Company has deleted the industry comparisons of the growth of direct and net premiums written.

8. Please expand the disclosure in the third full paragraph on page 2 to explain the significance of being "among the 15 largest carriers in 7 of our 11 states." We note that disclosure elsewhere indicates that you are a small company competing against a number of significantly larger companies, in almost every state you do business in.

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CF1-00003056

The Company has revised and added to this disclosure to clarify that despite its relatively low average premium per policy, it was among the top 15 workers' compensation insurance carriers based on market share in 7 of the 11 states in which it operated in 2004, the most recently completed year for which industry statistics are available. The Company has also added statistics regarding its market share in the primary states in which it operates. Please see pages 2 and 69.

Competitive Strengths, page 3

9. Please provide us with factual support for the claims made in the last sentence of the second bullet.

The Staff is referred to the Company's response to Comment 1 above.

Summary Historical Consolidated Financial Data, page 9

Notes to Historical Financial Data, pages 11 and 35

10. Please add footnotes that highlight and quantify the significant redundancies that impacted Losses and loss adjustment expenses for all periods presented.

The requested addition has been made. Please see pages 10 and 35.

Risk Factors, page 12

We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition, page 12

11. We note that you state that if all reinsurance recoverables were to become uncollectible your ability to write premium would be severely impacted. If a loss of this magnitude would require you to stop writing premiums in any of the states in which you do business you should so state and identify the affected states. If the states could take other action to remedy this situation please explain what they might be. In any case, you should explain the possible remedies and effects as precisely as you can reasonably determine. Please advise and revise accordingly.

The requested addition has been made. Please see pages 11-12.

Insurance ratings may become important to our agents and policyholders and an adverse rating could negatively impact our competitive position, page 15

12. We note that you added the phrase "prior to this offering" to two sentences in the third paragraph of the risk factor. This suggests that some change is likely to occur as a result

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of the offering and appears to be mitigating language that should not be included in a risk factor. Please either delete the phrase, or explain to us why its inclusion is appropriate. Also, please make similar changes in the discussion of your "Business" on page 68.

> The Company has deleted the phrase "prior to this offering" when describing its insurance subsidiaries' unsolicited Standard & Poor's and Fitch ratings. Please see pages 4, 15 and 70, which pages previously included the deleted phrase.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 55

Investments, page 58

13. Refer to your response to comment 36. We continue to believe the additional disclosure that you provided does little to clarify why you made the decision to sell these securities, especially in the 2003 fiscal year, and what your policy is related to this. It is unclear how this decision improved the quality of your portfolio. It seems clear that this decision has reduced the yield on your investment portfolio from 5.3% in FY 2002 to 3.3% in FY 2004. Please enhance your disclosure here to address and quantify the impact of this decline in yield for all periods presented and discuss the continuing impact on future periods. Discuss what your investment policy will be in the future when such negative trend in interest rates continues or reverses. Supplementally tells us if you have made adjustments to your portfolio in years prior to FY 2003 for similar economic and market condition reasons. Consider including a discussion of any change in the average investment term and interest rates that result from these decisions.

> The Company has revised the disclosure of its decision to sell certain securities that were part of its investment portfolio in the 2003 fiscal year and has added the requested disclosure regarding the decline of the yield of its investment portfolio since such time and the reasons therefor. The Company believes it has now made clear that reinvesting the increase in its investment portfolio during a period of declining interest rates was the cause of the decline in the yield of its investment portfolio. Please see pages 59-60. The Staff is advised that the Company did not make adjustments to its portfolio in years prior to fiscal year 2003 for similar economic and market conditions.

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Business, page 67

Description of Our Business, page 72

14. We note in your Risk Factors section, page 13, that "Florida OIR approved an overall average 13.5% decrease for all Florida licensed workers' compensation insurers." Since Florida represents 41.2% of your direct premiums written for the nine months ended September 30, 2005 per your discussion on page 72, please expand your MD&A section to discuss and quantify, where possible, the impact this rate reduction is expected to have on your existing and future business operations and your plans to compensate for it.

> The Company has made the requested additional disclosure in the "Risk Factors" section and the "Outlook" subsection of its MD&A section. Please see pages 13, 20, 67 and 75.

Loss and Loss Adjustment Expense Reserves, page 80

15. Refer to your response to comment 38. We note your revisions to the disclosure on pages 58-60. However, we also note that you experienced another $2.6 million in redundancies in Florida during the three months ended September 30, 2005 bringing your total redundancy, net of reinsurance, to $13.9 million for the nine months ended September 30, 2005. Please clarify for us and in the disclosure whether additional revisions were made in that interim period to your assumptions or explain how the carried forward estimates continued to significantly impact the interim period, i.e. what changed in your 2005 estimates over what already changed in your 2004 estimates as a result of this ongoing trend. Quantify the changes in the development factors leading to this continuing redundancy and explain what actually caused them to differ so significantly. Explain how they compare to current experience.

> The Company has clarified that additional revisions were not made in the subject interim period and that the additional redundancies were due to better than expected (and reserved for) results in such period. The Company has quantified the changes in the development factors as requested. The Staff is advised that the Company has experienced favorable trends in closing claims and reducing claims expenses and anticipates additional redundancies for the fourth quarter of 2005 will be repeated. However, at the present time the Company is unable to quantify these results as the actuarial analyses and reports for the fourth quarter are not complete. Please see pages 51 and 84.

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Letter Dated January 19, 2006

General

1. We note your response to comment 3. We continue to believe a discussion of your combined ratio is information that is important to investors. We note that you have disclosed the combined ratio in the first full paragraph on page-2. However, you have not explained what the combined ratio represents and how investors should use this information. Please revise to briefly explain the term and what a combined ratio of 92.7% means for your company. This should be explained in greater detail in the discussion of your results from operations.

    The Company has revised the document to explain the term combined ratio and has provided a discussion in the Results of Operations subsection of the MD&A. Please see pages 2, 52 and 56.

2. We note your response to comment 5. Although you have deleted the disclosure that appeared on page 2, the loss ratios "accident net loss ratio" that appear on page 49 differ from the ratios that appear on page 47. Therefore, our comment is reissued. Please clarify for us and in the document exactly how this ratio compares to the others presented and explain why it is appropriate. Consider the applicability of any non-GAAP guidance as it relates to presenting this apparent alternative to your GAAP loss ratio.

    The Company has added disclosure to discuss how an accident year net loss ratio compares to the other ratios presented and why it is appropriate to disclose such ratio in the Form S-1. Please see pages 46-47.

    The Company has reviewed Rule 10(e) of Regulation S-K and does not believe that this rule applies to the disclosure in the Form S-1 of its accident year net loss ratio.

    An accident year net loss ratio is calculated by dividing the losses and LAE, including the effect of reinsurance, regardless of when such losses and LAE are incurred, for insured events that occurred during a particular year by the premiums earned for that year, net of earned premiums ceded to reinsurers. No loss ratio information of any kind is presented in the Company's GAAP financial statements. The Company's accident year net loss ratio does not (1) exclude amounts, and is not subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) or (2) include amounts, and is not subject to adjustments that have the effect of

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including amounts, that are excluded from the most directly comparable measure so calculated and presented as there is no directly comparable measure calculated and presented in accordance with GAAP in the Company's statement of income, balance sheet or statement of cash flows (or equivalent statements). Moreover, as an accident year net loss ratio is a financial ratio calculated exclusively using operating measures or other measures that are not non-GAAP financial measures, it is not a non-GAAP financial measure.

3. We note your response to comment 12. However, pages 5, 15 and 19 were not provided with the faxed changed pages. We will not be in a position to clear this comment until we see these revised pages.

    The Company has made the requested revisions. Please see pages 4, 15 and 70, which pages previously included the deleted phrase.

4. We have had the opportunity to review the documentation submitted supporting statements included in your registration statement and have the following questions:

    ☐   Your registration statement states that you were among the top 15 carriers in terms of market share in 7 of your 11 states based on direct premiums written. We have reviewed attachment B and it is unclear how this information supports the statement included in your registration statement Please provide documentation supporting your position among the top 15 for each of the 11 states. If the documentation consists of a calculation that you have prepared, please provide documentation for the numbers used in your calculation.

    ☐   In support of your statement that the reserves for US workers' compensation insurers have been deficient in 6 of the last 10 years, you submitted Attachment D. The statement in your registration statement is attributed to A.M. Best, yet the support that you submitted appears to have been prepared by Towers Perrin Tillinghast. Please advise or revise. Additionally, if this information was prepared by Towers Perrin Tillinghast on your behalf, please disclose this information and file their consent.

    ☐   It appears that the first two spreadsheets comprising Attachment C may have been prepared by you using data culled from A.M. Best reports. If this is the case, please provide support for the numbers used in these spreadsheets.

        The information provided as Attachment B was generated from A.M. Best's State/Line (Standard Lines) U.S. Property/Casualty 1999-2004 database, version 2005.7, for the worker's compensation insurance industry. This database is a compilation of all 2004 direct premiums written by U.S. workers' compensation insurance carriers. The second table on the second page of this attachment sets forth AmCOMP's rank measured by direct premiums written in each of the 11 states in which AmCOMP underwrites coverage on a state-by-state basis (e.g., in

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Indiana, the aggregate 2004 direct premiums written was $758,583,000, and AmCOMP was ranked number 5 among all workers' compensation insurance carriers as measured by direct premiums written with $33,935,000, which represented 4.5% of the aggregate 2004 direct premiums written in that state).

The information provided on the first two spreadsheets of Attachment C was generated from A.M. Best's Schedule P (Loss Reserves) U.S. Property/Casualty 2004 Data, version 2005.6, for the workers' compensation insurance industry. This database is a compilation of loss reserves of all U.S. workers' compensation insurance carriers for the years indicated.

The Staff is advised that the support referred to as Attachment D was generated from A.M. Best's Aggregates and Averages section of 2004 and 2003 Annual Statements Schedule P, Parts 2D and 3D for the U.S. Property/Casualty workers' compensation insurance industry.

The source of the data compiled by A.M. Best are all individual carriers' financial reports as filed with the state insurance regulators, which reports are publicly available. The Company did not prepare the databases; it utilized information it believed pertinent to evaluate the Company. Based on the information set forth herein, the Company believes it has provided adequate documentary support for statements it has made in its registration statement that are attributed to A.M. Best.

5.   We note your response to comment 4. Although you have deleted the statements comparing your growth rates to the growth rates to the industry, this information is also presented in the Business section. Therefore, the comment is reissued, please revise the Business section to address the long-tail nature of your business and discuss how the loss ratios and growth rates are likely to change over time.

> The Company has revised the "Business" section to address the long-tail nature of our business and to discuss how the loss ratio and growth rates are likely to change over time. Please see page 69. The 10-year direct premiums written industry growth rate statistic has been moved to page 73.

Summary

6.   We note your response to comment 6. However, our comment is reissued. Please revise to specifically state that competitors with more surplus than you will have the potential to expand in your markets more quickly.

> The Company has made the requested revisions. Please see page 1.

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<u>Closing</u>

For your convenience, under separate cover we will deliver to you four (4) marked copies (with exhibits) (compared to Amendment No. 2 to the Form S-1 filed on January 3, 2006) and four clean copies of Amendment No. 3 to the Form S-1.

Pursuant to Rule 418(b) under the Securities Act, please return to the Company the documents provided as supplemental materials once the Staff has completed its review of the Registration Statement.

We welcome further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2244 and my Partner, Kenneth Silverman, may be reached at (212) 451-2327.

Very truly yours,

/s/ David J. Adler
David J. Adler

cc: Fred R. Lowe
       Matthew M. Ricciardi, Esq.
       Kenneth M. Silverman, Esq.

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